

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Cameron Turtle, DPhil
Chief Operating Officer
Aeglea BioTherapeutics, Inc.
221 Crescent Street
Building 23, Suite 105
Waltham, MA 02453

> **Re: Aeglea BioTherapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 8, 2023**
> **File No. 001-37722**

Dear Cameron Turtle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns